Exhibit 99.1

News release

Biofrontera reports preliminary revenue for the month of July 2021

Leverkusen, Germany, August 9, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the month of July 2021.

The Company’s preliminary, unaudited revenue from product sales in July 2021 amounted to approximately EUR 1,570 thousand, compared to EUR 1,523 thousand in July 2020, an increase of 3%.

Preliminary revenues from product sales in the US were around EUR 1,026 thousand compared to EUR 795 thousand in July 2020, an increase of 29%. In Germany, revenues from product sales amounted to approximately EUR 357 thousand, compared to EUR 572 thousand in July 2020, a decrease of 38%. In this context, the relatively high comparative sales in July 2020 in Germany resulted from catch-up effects due to the weak previous months caused by the pandemic. In the rest of Europe, the Company generated product sales of around EUR 187 thousand, compared to EUR 156 thousand in July 2020, a plus of 20%.

Preliminary unaudited revenues

	July			January - July
in EUR thousands	2021	2020	2019	2021	2020	2019
USA	1,026	795	895	9,683	7,142	11,126
Germany	357	572	336	3,075	2,935	2,490
Europe (ex Germany)	187	156	210	1,906	1,121	1,567
Total revenue from product sales	1,570	1,523	1,441	14,664	11,198	15,183
Revenues from R&D projects and license payments	0	52	113	0	6,493	275
Total revenue	1,570	1,575	1,554	14,664	17,691	15,459

Due to commercial rounding, rounding differences may occur in tables.

Due to the pandemic, the monthly and year-to-date sales development is also compared with sales in 2019 for increased transparency. As such, an increase of 9% in July 2021 for total product sales was achieved in all markets compared to July 2019. In the USA, product sales increased by about 15% compared to July 2019. In July 2021, sales were up by around 6% in Germany while sales revenue in the remaining European markets decreased by approximately 11% compared to July 2019.

Compared to 2019, product sales in all markets were down by around 3% compared to sales in the period January to July 2021. Year-to-date sales in 2021 increased by around 23% in Germany and by 22% in the rest of the European market compared to the same period in 2019. Revenue in the US market was down 13%, mainly due to weak sales in January, February, and the first half of March this year due to the pandemic, as well as the lack of or lower sales of Aktipak® and Xepi® compared to the period January to July 2019.

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Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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